                                                           Filed by Pfizer Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                                 Commission File No.: 001-03619
                                                   Subject Company: Pfizer Inc.


 THE FOLLOWING PRESS RELEASE WAS DISSEMINATED BY PFIZER INC. ON FEBRUARY 7, 2000


For Immediate Release                                    Contact: Andy McCormick
February 7, 2000                                                     Pfizer Inc.
                                                                    212-573-1226

                                                                    Stephen Mock
                                                                  Warner-Lambert
                                                                    973-540-6696



   PFIZER AND WARNER-LAMBERT AGREE TO $90 BILLION MERGER CREATING THE WORLD'S
                  FASTEST-GROWING MAJOR PHARMACEUTICAL COMPANY


       Warner-Lambert Shareholders to Receive 2.75 Pfizer Shares for Each
                Warner-Lambert Share, Valued at $98.31 Per Share

 Compounded Three-Year Annual Earnings Growth of 25% Forecast With $1.6 Billion
  in Cost Savings by 2002; Companies to Realize Operational and Sales Benefits, Increase Annual Research and Development Expenditures to $4.7 Billion in 2000

    Leadership in Therapeutic Areas Includes Cardiovascular, Lipid Lowering, Central Nervous System and Infectious Diseases; 138 Compounds in Development in
                             Complementary Pipelines

               New Company to be Named Pfizer Inc, Will Integrate
                 "In a Spirit of Partnership and Mutual Respect"


NEW YORK, NY and Morris Plains, NJ, February 7-- Pfizer Inc and Warner-Lambert Company today announced they have entered into a definitive merger agreement to create the world's fastest-growing major pharmaceutical company.

Under terms of the merger agreement, Pfizer will exchange 2.75 shares of Pfizer common stock for each outstanding share of Warner-Lambert stock in a tax-free transaction valued at $98.31 per Warner-Lambert share, or $90 billion, based on Pfizer's February 4 closing price of $35.75. This represents a 34% premium over the average closing prices of Warner-Lambert during October 1999.

The combined company will have annual revenues of approximately $28 billion, including $21 billion in prescription pharmaceutical sales, and will have a market capitalization in excess of $230 billion.

Compounded annual revenue and earnings growth are expected to be 13 percent and 25 percent, respectively, through 2002. The transaction will be accretive in the first full year of operations and will use pooling-of-interests accounting. Upon completion, Pfizer's shareholders will own approximately 61% of the new company on a fully diluted basis, and Warner-Lambert shareholders will own 39%.

"By combining two world-class organizations to create the fastest-growing, major pharmaceutical company in the world, we are positioned for global leadership in the discovery of new medicines that will benefit millions of patients around the world," said William C. Steere, Jr., chairman and chief executive officer of Pfizer. "Pfizer and Warner-Lambert represent a new competitive standard for our industry. We will work together in a spirit of partnership and mutual respect to capitalize on the extraordinary opportunity now before us."

"The unwavering goal of our Board of Directors has been to secure the best possible transaction for Warner-Lambert shareholders and the current Pfizer merger terms achieve that goal," said Lodewijk J.R. de Vink, Warner-Lambert's chairman, president and chief executive officer. "Our two organizations, having worked together for several years to achieve the unprecedented success of Lipitor, will bring the same energy and intensity to achieving the most rapid and seamless integration of the two companies."

"Through our Lipitor partnership, we've gained a deep appreciation for Warner-Lambert's commitment to quality and innovation in health care. Our conviction that Warner-Lambert is the right partner for us has only been strengthened as we have explored the complementary nature of our companies," said Dr. Henry McKinnell, president and chief operating officer of Pfizer. "Working together, we will create a new organization made up of the best people, best practices and best facilities, and the combined talents of Pfizer and Warner-Lambert people will make us not just bigger, but better," he added.

The merger agreement between Warner-Lambert and American Home Products has been terminated and the cross-options have been rescinded without consideration. Warner-Lambert is paying AHP a $1.8 billion break-up fee.

Mr. Steere and Mr. de Vink also commented, "We would like to recognize the efforts of American Home Products in helping to resolve the issues."

Board of Directors and management team to be drawn from both companies

Eight independent directors from Warner-Lambert's Board will be invited to join Pfizer's Board. Mr. Steere will be chairman and chief executive officer. Dr. McKinnell will be president and chief operating officer. From the period of contract signing to closing, the transition planning team will be co-chaired by Dr. McKinnell and Dr. Anthony H. Wild, executive vice president and president, Pharmaceutical sector of Warner-Lambert. Three members of the Warner-Lambert management team will join Pfizer's Corporate Management Committee.

Mr. de Vink will remain as Chairman and CEO of Warner-Lambert until closing. He has made a personal decision not to be an executive in the company after the closing.

"I am pleased that Lodewijk will remain as CEO of Warner-Lambert until our transaction closes," said Mr. Steere. "While I respect his personal decision to leave following the closing, we are hopeful that he will remain available to advise on key issues as we integrate and harmonize our two companies," he added.

Dr. McKinnell emphasized the new company's competitive strengths:

   * Unprecedented depth and breadth of products, including seven billion-dollar products: Norvasc, Lipitor, Zoloft, Zithromax, Diflucan, Celebrex and Viagra. The Parke-Davis trade name will be preserved and represented through the product portfolio, a dedicated sales force and research organization. Specific areas of product focus include:

        o The industry's broadest range of products that treat diseases associated with cardiovascular risks, including: Norvasc for high blood pressure and angina; Lipitor for high cholesterol; Accupril for high blood pressure; and Glucotrol XL and Rezulin for diabetes.

        o A significantly expanded program in treating central nervous system disorders such as depression, anxiety, epilepsy and schizophrenia. Parke-Davis brings to Pfizer valuable expertise in this area and a sales force that has extensive experience in calling on mental health professionals.

        o Infectious diseases, where Pfizer will now have a vastly expanded portfolio including Pfizer's Zithromax and Diflucan anti-infectives. Cutting-edge HIV research comes from Warner-Lambert's Agouron, one of the world's foremost biotechnology companies. Pfizer's hospital-based field force fits seamlessly with Agouron's outstanding community-based specialists. Pfizer will also have a major research program in cancer, including work in anti-angiogenesis.

        o Women's health, with an expanded field force dedicated to women's health professionals. Pfizer will emphasize not only reproductive health but also the importance of cardiovascular and mental health for women.

   * The continuing success of the cholesterol-lowering medication Lipitor, which has been co-promoted by Warner-Lambert and Pfizer since 1996. Lipitor is the number one statin in the U.S. and the fastest-growing product among cholesterol lowering agents. This year, Lipitor is expected to exceed $5 billion in worldwide sales and a spring introduction is planned in Japan. The companies will benefit from Pfizer's strength in Japan. In addition, the Lipitor-Norvasc combination product represents an important opportunity.

   * The combined research and development operations of the company, headed by Pfizer Vice Chairman Dr. John F. Niblack, will have a worldwide scientific staff of over 12,000 and $4.7 billion in annual R&D expenditures in 2000, the largest in the industry. The combined companies have few research overlaps, and a total of 138 compounds in development in areas including central nervous system disorders, oncology, cardiovascular disease, metabolic disease and infectious disease. The Parke-Davis Research Center will continue to be located in Ann Arbor, Michigan.

   * A strong international presence with enhanced global reach in all major markets, including Japan, the second largest pharmaceutical market in the world, where Pfizer is the leading non-Japanese pharmaceutical company. The company will be in the top tier in most major markets.

   * Excellent opportunities for additional earnings growth based on anticipated cost savings and efficiencies totaling $1.6 billion. Two hundred million dollars of these savings are expected to be achieved by year-end 2000, $1 billion by year-end 2001, and $1.6 billion by year-end 2002.

These cost savings alone will accelerate the projected compounded annual net income growth through 2002 for the new company from 20% to 25%, excluding one-time transaction and restructuring charges. Diluted earnings per share for Pfizer as a stand-alone company are projected to be $1.04 for 2000, $1.25 for 2001, and $1.50 for 2002, representing 20% average compounded growth per year. For the combined Pfizer/Warner-Lambert entity, pro forma earnings per share in 1999 would be $.80. From this base, we project that diluted earnings per share for the combined entity will be $.98 in 2000, $1.27 for 2001, and $1.56 for 2002, representing 25% average compounded growth per year. These numbers include the $1.6 billion of cost savings phased in over this time period, but do not include any increased sales from collaborative activities.

   * A major presence in the consumer health care field, including the Warner-Lambert Confectionery business, through global brands including Halls, Benadryl, Sudafed, Listerine, Desitin, Schick, Visine, Ben Gay, Lubriderm and Barbasol. Warner-Lambert's and Pfizer's long experience in retail and over-the-counter products provides a platform for future prescription-to-OTC switches for both companies.

   * Significant opportunities for the company's Animal Health business, which has a growing pipeline of genetically engineered vaccines, gene-therapy products and novel, convenient-to-use medicines.

Corporate headquarters of the company will remain in New York. The Warner-Lambert Consumer Health Care Division, along with the other consumer businesses and selected additional functions, will be located at Warner-Lambert's offices in Morris Plains, N.J. The worldwide and US pharmaceutical division headquarters will be in New York with operational support functions in both New York and Morris Plains. The transaction is subject to customary conditions, including the use of pooling-of-interests accounting, shareholder approval at both companies and usual governmental and regulatory approvals. The transaction is expected to close in mid-2000.

"Our combined company is now strategically positioned as the global leader in research-based health care as we enter an era of unprecedented scientific discovery, medical breakthroughs, accelerating consumer choice and continuing changes in the delivery of care," Mr. Steere said. "We look forward to discovering and developing many of tomorrow's major medical innovations."

These communications include certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements in this document include statements about future financial and operating results and the proposed Pfizer/Warner-Lambert transaction. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger with Warner-Lambert; failure of the Pfizer or Warner-Lambert stockholders to approve the merger; the risk that the Pfizer and Warner-Lambert businesses will not be integrated successfully; the costs related to the merger; and other economic, business, competitive and/or regulatory factors affecting Pfizer's and Warner-Lambert's businesses generally. More detailed information about those factors is set forth in Pfizer's and Warner-Lambert's filings with the Securities and Exchange Commission, including their Annual Reports filed on Form 10-K for the fiscal year ended 1998, especially in the Management's Discussion and Analysis section, their most recent quarterly reports on Form 10-Q, and their Current Reports on Form 8-K. Pfizer and Warner-Lambert are under no obligation to (and expressly disclaims any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

                                 * * * * * * *

On November 15, 1999, Pfizer filed a joint proxy statement/prospectus in connection with its proposed merger with Warner-Lambert. Pfizer and Warner-Lambert will be jointly preparing an amendment to the joint proxy statement/prospectus and will be filing such amendment with the Securities and Exchange Commission as soon as practicable. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Pfizer Inc and Warner-Lambert Company with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Pfizer Inc by directing a request to Pfizer Inc, 235 42nd Street, New York, New York 10017, Attention: Investor Relations, telephone: (212) 573-2668. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

                                  * * * * * * *

Pfizer, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Pfizer stockholders in favor of the merger. Information concerning the participants in the solicitation will be set forth on a Schedule 14A filed as soon as practicable.

Warner-Lambert, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Warner-Lambert stockholders in favor of the merger. Information concerning the participants in the solicitation will be set forth on a Schedule 14A filed as soon as practicable.

                                     # # #




                 KEY PHARMACEUTICAL AND CONSUMER HEALTH PRODUCTS


Pharmaceuticals (1999 Worldwide Sales)

(PFIZER LOGO)

           Products                  Category                Sales (mm)

Norvasc                        Hypertension/Angina             $3,030
Zoloft                         Depression/Anxiety              $2,034
Celebrex*                      Arthritis                       $1,500
Zithromax                      Anti-Infective                  $1,333
Viagra                         ED                              $1,033
Diflucan                       Anti-Infective                  $1,002
Cardura                        Hypertension/BPH               $   794
Zyrtec                         Allergy                        $   552
Aricept**                      Alzheimer's Disease            $   534
Procardia/XL                   Hypertension/Angina            $   523
                                                    *Copromoted with G.D.
                                                    Searle & Co.
                                                    **Copromoted with Eisai
                                                    Co., Ltd.

(WARNER-LAMBERT LOG0)

           Products                  Category                Sales (mm)

Lipitor***                     Cholestorol Lowering            $3,732
Neurontin                      Seizure Disorders              $   913
Rezulin                        Diabetes                        $  625
Viracept                       AIDS                            $  530
Accupril                       CV                              $  514
                                                    ***Copromoted with Pfizer


Consumer Health

(PFIZER LOGO)

           Products                  Category

Visine                         Eye
Ben Gay                        Muscle/Joint Pain
Desitin                        Diaper Rash
Cortizone                      Anti-itch



(WARNER-LAMBERT LOG0)

           Products                  Category

Schick                         Shaving Products
Halls                          Cough Tablets
Listerine                      Oral Health
Efferdent                      Denture Care
Zantac 75                      Heartburn
Sudafed                        Cough and Cold

                            RESEARCH & DEVELOPMENT PIPELINE

"The immediate and long-term benefits of bringing together these two outstanding R&D organizations are profound. During the past decade, we have both grown extensively and across broad areas of scientific research. Together, we have a worldwide scientific staff of nearly 12,000, a projected R&D budget of $4.7 billion for this year, more than 138 active compounds in development and six state-of-the-art research campuses*. This is the most comprehensive pharmaceutical research program in the world."

                                                         John F. Niblack, Ph.D.
                                                          Vice Chairman, Pfizer

                           (PFIZER LOGO)           (WARNER-LAMBERT LOG0)

CARDIOVASCULARS                                    Atherosclerosis (Avasimibe)
                                     Norvasc/Lipitor Combination
ANTI-INFECTIVES        Fungal Infections (V fend)  HIV/AIDS (Remune, AG 1549)**

CNS                    Migraine (Replax)           Epilepsy/Social Phobia
                       Schizophrenia (Zeldox)      (pregabalin)
                       Head Trauma (CP-101,606)    General Anxiety (pagaclone)
                       Stroke (UK-279,276)

METABOLIC DISEASE      Inhaled Insulin             Osteoporsis (Femhrt,
                       Frailty (CP-424,391)        launched 2/3/00)
                       Osteoporosis (Lasofoxifene) Diabetic Complications
                                                   (Zenarestat)
                                                   Diabetes (CI 1037)

INFLAMMATORY DISEASE   Arthritis (Valdecoxib)***   Pain (Neurontin
                                                   combinations)
                                                   Pain (pregabalin)

CANCER                 Tumor-Growth Suppressor     Prostate Cancer
                       (CP-358,774)                (prinomastat)

UROLOGICAL             Overactive Bladder
                       (Darifenacin)

* Including Groton, Conn., Ann Arbor, Mich., LaJolla, Calif., Sandwich, England and Nagoya, Japan
**Within the Agouron Division
***Copromoted with G.D. Searle & Co.



                        COMPLEMENTARY PRODUCT PORTFOLIOS


"The combination of our companies provides us with a complementary array of products across virtually every product line. These range from our cardiovascular portfolio, which is now the industry leader, to our central nervous system medicines, where the combination of current products and late-stage candidates is unparalleled. We also have the leading cholesterol lowering medicine in the world. This broad product line will only be enhanced by the global alignment and high quality of our medical, marketing and sales organizations."

                                                         Karen Katen, President

                                              Pfizer U.S. Pharmaceuticals Group

(PFIZER LOGO)                                              (WARNER-LAMBERT LOG0)


                        Cardiovascular Leadership

                    * Vast product line covers all major
                      diseases
Norvasc             * Medicines treat key risk factors                  Accupril
Glucotrol XL          including high blood pressure and                 Rezulin
                      diabetes
                    * Help patients manage multiple CV
                      risks
                    * Combined CV sales total $6.0
                      billion in 1999

                              Lipid Lowering

                    * Co-promoted
Lipitor             * Fastest-growing product among                     Lipitor
                      cholesterol lowering agents
                    * Sales expected to exceed $5
                      billion in 2000

                          Extensive CNS Presence

                    * Products treat depression,
Zoloft                anxiety, dementia
Aricept             * Schizophrenia, epilepsy, migraine                Neurontin
(Relpax)            * Outreach to mental health,                    (pregabalin)
(Zeldox)              psychiatry and neurology                         Dilantin
                      disciplines
                    * Combined CNS sales total $3.3
                      billion

                      Infectious Disease Experience

                    * Historic leader in antibiotics,
Zithromax             from penicillin to Zithromax                     Viracept
Diflucan            * W-L/Agouron leader in HIV/AIDS                 Rescriptor
                      treatments and research
                    * Combined ID sales total $3.7
                      billion

                              Women's Health

                    * Hormone replacement therapy,
Diflucan VC           contraception, chlamydia treatment                Loestrin
Zithromax           * Added emphasis on CV risk, (lipids               Estrostep
STD                   and hypertension), mental health                 FemPatch
                      in women                                            Femhrt
                    * Broad educational outreach
                      programs

           Script for Conference Call Pfizer/Warner-Lambert Merger
                          February 7, 2000, 10:00 A.M.

MR. STEERE: Good morning. I'm Bill Steere, Chairman and Chief Executive Officer of Pfizer, speaking to you from Pfizer's board room in New York.

With me today is Lodewijk de Vink, Chairman and Chief Executive Officer of Warner-Lambert, and Hank McKinnell, Pfizer's President and Chief Operating Officer-as well as other senior executives from Pfizer and Warner-Lambert.

Today we announced that Pfizer and Warner-Lambert will merge to form the world's fastest-growing major pharmaceutical company, to be known as Pfizer Inc. During today's conference call, Lodewijk, Hank, and I will discuss this agreement and its implementation. And then we will be happy to answer questions.

By combining the two fastest-growing major pharmaceutical companies, the merger of Pfizer and Warner-Lambert will redefine the industry and create a new competitive standard. The combined company will have annual revenues of approximately $28 billion, including approximately $21 billion in prescription pharmaceutical sales. Our R&D commitment in 2000 will be about $4.7 billion. Compounded annual revenue and earnings growth is expected to be 13 percent and 25 percent, respectively, through 2002, excluding one-time transaction and restructuring charges. The new company will have a market capitalization in excess of $230 billion.

Our merger is driven by strength. It will provide substantial benefits to shareholders of both companies-in terms of improved financial returns and accelerated earnings growth. Equally important, combining our strengths will enable us to better serve the millions of patients that depend on us worldwide.

We are extremely pleased to be merging with Warner-Lambert, a company that, like Pfizer, has long been an innovator in our industry. We have the greatest respect for Warner-Lambert and its people and the greatest admiration for what they have accomplished. Working together, we have made Lipitor a record-breaking success. We've been pleased to have Warner-Lambert as our partners. And we are now delighted to build on that partnership.

Combining our two outstanding companies brings together established partners, superior R&D, global marketing reach, and the industry's broadest array of innovative products. Pfizer and Warner-Lambert have proud histories, common values, and a deep commitment to medical innovation. We will work together in a spirit of partnership and mutual respect to capitalize on the extraordinary opportunity now before us.

I am confident that together we will build the best pharmaceutical company in the world.

I want to thank Pfizer shareholders for their support and patience throughout the merger process. I want to welcome Warner-Lambert shareholders to Pfizer, a company with a 150-year tradition of excellence and a future of tremendous opportunity.

And I want to welcome to Pfizer the many talented employees of Warner-Lambert-an enterprise, like our own, with a proud history and exciting prospects.

Now I'm pleased to introduce Lodewijk de Vink, Chairman and Chief Executive Officer of Warner-Lambert.

MR. DE VINK: Thank you, Bill, and good morning.

The company that will emerge from this transaction will be the clear leader in the pharmaceutical industry for many years to come. The combination of broad research and development capabilities, a rich pipeline, the largest sales force, and the most impressive product lineup in the industry will drive growth well beyond what either company could achieve separately.

There's been some tough negotiating over the past few months, as all of you know. We proceeded in this process with only one objective: getting the maximum value for Warner-Lambert shareholders, immediately and long-term. I'm fully confident that we have achieved that. Immediately, there is a substantial premium over the last closing price prior to the announcement of our agreement with American Home. And, over the long term, as soon-to-be Pfizer shareholders, Warner-Lambert's stockholders will benefit from the compelling growth prospects we are describing now.

I would like to recognize the efforts of American Home Products in helping to resolve the issues between us.

I am confident that Pfizer and Warner-Lambert will accomplish a swift and smooth integration of our two companies. We know each other well. As a case in point, almost daily since November, despite all the noise in the media, our Lipitor forces have been meeting, planning, and executing programs that continue to take Lipitor to even higher sales levels. This professionalism and mutual respect will guide all of our integration activities.

I am going to devote my full energies to this integration process. Value creation for our shareholders does not end with this agreement. We are determined to continue to build value through a seamless merging of our organizations.

Bill...

MR. STEERE: Thank you, Lodewijk. Your record of leadership at Warner-Lambert is extraordinary. And while I respect your personal decision not to be an executive in the company after the closing, I am pleased that you will remain as CEO of Warner-Lambert until our transaction closes. I am hopeful that you will remain available to advise on key issues as we integrate and harmonize our two companies.

Hank McKinnell, Pfizer's President and Chief Operating Officer today and in the newly combined entity, successfully led Pfizer's merger task force. Hank will now highlight the nature of the agreement, the opportunities at hand, and our plans for implementing the merger. Hank...

DR. McKINNELL: Thank you, Bill and Lodewijk, and good morning, everyone.

First, I would like to review the terms of the merger agreement announced this morning:

   * Pfizer will exchange 2.75 shares of Pfizer common stock for each outstanding share of Warner-Lambert stock in a tax-free transaction valued at $98.31 per Warner-Lambert share, or $90 billion, based on Pfizer's February 4 closing price of $35.75. This represents a 34% premium over the average closing prices of Warner-Lambert during October 1999.

   * Upon completion, Pfizer's shareholders will own approximately 61% of the new company on a fully diluted basis, and Warner-Lambert shareholders 39%.

   * The transaction is subject to customary conditions in such mergers, including the use of pooling-of-interests accounting, shareholder approval at both companies, and usual governmental and regulatory approvals. The transaction is expected to close in mid-2000.

   * Eight independent directors from Warner-Lambert's board will be invited to join Pfizer's board. Bill Steere will be chairman and chief executive officer.

   * From the period of contract signing to closing, the transition planning team will be co-chaired by Anthony Wild, Executive Vice President and President, Pharmaceuticals of Warner-Lambert, and myself, and will report to Bill Steere.

   * Three members of the Warner-Lambert management team will join Pfizer's Corporate Management Committee, which oversees all operations of Pfizer and reports to Bill Steere.

   * Corporate headquarters of the company will remain in New York. The Warner-Lambert Consumer Health Care Division, along with the other consumer businesses and selected additional functions, will be located at Warner-Lambert's offices in Morris Plains, New Jersey. The worldwide and U.S. Pharmaceutical division headquarters will be in New York with operational support functions in both New York and Morris Plains. The Parke-Davis research and development center will remain in Ann Arbor, Michigan. The Parke-Davis trade name will be preserved and represented through the product portfolio, a dedicated sales force, and a research organization.

   * And lastly-Warner-Lambert and American Home Products have agreed to terminate their merger agreement and mutually waive their respective cross options for no consideration. Warner-Lambert will pay AHP a $1.8 billion break-up fee, as required by the AHP/Warner-Lambert merger agreement.

I need not remind any of our audience today that these are times of rapid change in the pharmaceutical industry. I'm sure many of you have been following the other large transactions in our industry and have listened to the presentations and perspectives of these other companies. Let me emphasize that-in contrast to those transactions-our situation and perspective are different.

As Bill has highlighted, our combination with Warner-Lambert is a consolidation driven by strength, by the bringing together of two companies that could have prospered independently, but that together can achieve much more.

Often, combinations in our industry have been driven by threats to revenue growth due to patent expirations, new competition, weak new product pipelines, or inadequate critical mass. None of these is the case with either Pfizer or Warner-Lambert. Our actions in pursuing this merger were a pragmatic response to an unusual opportunity.

This morning, I want to comment only briefly on a few of the value-adding aspects of this merger. After all, the equity market, in its response to our bid, reached the conclusion some time ago that the Pfizer/Warner-Lambert combination was the best course of action for both companies' shareholders.

Our new company will have substantial competitive strengths that will make us not only bigger, but also better, characterized by:

   * The combination of the two fastest-growing major pharmaceutical companies-with 1999 pharmaceutical sales growth of 22%, a combined market share that is number 1 in the U.S. and number 2 worldwide-second only, for the moment, to the proposed combination of Glaxo Wellcome and SmithKline Beecham. Our product portfolio has patent protection extending late into the decade.

   * Unprecedented depth and breadth of products, including seven billion-dollar products: Norvasc, Lipitor, Zoloft, Zithromax, Diflucan, Celebrex, and Viagra.

   * The continuing success of the cholesterol-lowering medication Lipitor, which has been co-promoted by Warner-Lambert and Pfizer since 1996. Lipitor is the number one statin in the U.S. and the fastest-growing product among cholesterol-lowering agents. This year, Lipitor is expected to exceed $5 billion in worldwide sales, and a spring introduction is planned in Japan. The companies will benefit from Pfizer's strength in Japan. In addition, the Lipitor-Norvasc combination product represents an important opportunity.

   * The combined research and development operations of the company, which will have a worldwide scientific staff of over 12,000 and $4.7 billion in annual R&D expenditures, the largest in the industry. The combined companies have few research overlaps, and a total of 138 compounds in development in areas including central nervous system disorders, oncology, cardiovascular disease, metabolic disease, and infectious disease.

   * A strong international presence with enhanced global reach in all major markets, including Japan, the second largest pharmaceutical market in the world, where Pfizer is the leading non-Japanese pharmaceutical company. The company will be in the top tier in most major markets.

   * A major presence in the consumer health care field, including the Warner-Lambert confectionery business, through global brands including Halls, Benadryl, Sudafed, Listerine, Desitin, Schick, Visine, BenGay, Lubriderm, and Barbasol. Warner-Lambert's and Pfizer's long experience in retail and over-the-counter products provides a platform for future prescription-to-OTC switches for both companies.

   * Significant opportunities for the company's animal health business, which has a growing pipeline of genetically engineered vaccines, gene-therapy products, and novel, convenient-to-use medicines.

   * The combined talent and commitment of the Pfizer and Warner-Lambert people.

   * And, very importantly, similar corporate cultures, with team-based, performance-driven, innovative philosophies.

We are all keenly aware, however, that achieving our joint and full potential requires a clear focus on the task at hand.

To make the most of these competitive strengths, there are three things we must do: increase our sales, reduce our costs by eliminating redundancies, and build a world-class organization capable of strong and sustained growth.

Numerous opportunities exist to increase sales by leveraging the combined organization in the following areas, to name but a few:

   * The industry's broadest range of products that treat diseases associated with cardiovascular risks-including Norvasc for high blood pressure and angina, Lipitor for high cholesterol, Accupril for high blood pressure, and Glucotrol XL and Rezulin for diabetes.

   * A significantly expanded program in treating central nervous system disorders such as depression, anxiety, epilepsy, and schizophrenia. Parke-Davis brings to Pfizer valuable expertise in this area and a sales force that has extensive experience in calling on mental health professionals.

   * Infectious diseases, where Pfizer will now have a vastly expanded portfolio, including Pfizer's Zithromax and Diflucan anti-infectives. Cutting-edge HIV research comes from Warner-Lambert's Agouron, one of the world's foremost biotechnology companies. Pfizer's hospital-based field force fits seamlessly with Agouron's outstanding community-based specialists. Pfizer will also have a major research program in cancer, including work in anti-angiogenesis.

   * Women's health, with an expanded field force dedicated to women's health professionals. Pfizer will emphasize not only reproductive health but also the importance of cardiovascular and mental health for women.

Excellent opportunities are available for additional earnings growth based on anticipated cost savings and efficiencies of $1.6 billion, to be achieved within three years. Two hundred million dollars of these savings are expected to be achieved by yearend 2000, $1 billion by yearend 2001, and $1.6 billion by yearend 2002.

These cost savings alone will accelerate the projected compounded annual net income growth through 2002 for the new company from 20% to 25%, excluding one-time transaction and restructuring charges. Diluted earnings per share for Pfizer as a standalone company are projected to be $1.04 for 2000, $1.25 for 2001, and $1.50 for 2002, representing 20% average compounded growth per year. For the combined Pfizer/Warner-Lambert entity, pro forma earnings per share in 1999 would be $.80. From this base, we project that diluted earnings per share will be $.98 in 2000, $1.27 for 2001, and $1.56 for 2002, representing 25%
average compounded growth per year. These numbers reflect the $1.6 billion of cost savings phased in over this time period, but do not include any increased sales from collaborative activities. The transaction will be accretive in 2001, the first full year of combined operations.

Other key financial parameters of the new Pfizer will exceed those of either company separately. Pfizer's return on equity of 40% and Warner-Lambert's ROE of 38% projected in 2000 are expected to improve to 47% for the combined company. The return on assets of Pfizer and Warner- Lambert separately, both at approximately 19%, would increase to over 23% under the new Pfizer.

To conclude, as I said to a worldwide meeting of Pfizer employees last year, becoming the world's number 1 pharmaceutical company is only half of our challenge. We must also work to sustain and expand our industry leadership. Becoming a world-class organization capable of strong and sustained growth will require the full efforts of Pfizer and Warner-Lambert people, working together.

Bill...

MR. STEERE: Thank you, Hank.

Today we are uniting two extraordinary companies with proud histories and outstanding products. But most of all, we are bringing together two groups of remarkable people who will build a pharmaceutical company that is unequaled anywhere in the world.

And now we will take questions from those analysts covering Pfizer.

[Q&A Procedures: The MCI operator will then announce: "Your first analyst question is from [name] of [firm]." After completion of each Q&A, Mr. Steere will say, "Next question, please" and the operator will introduce the questioner. To signal the last questioner, Mr. Steere will say, "And, now, for our final question."]

MR. STEERE: With that question-we conclude today's conference call. Thank you for being with us on this very special and historic occasion.